Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Relating to Preliminary Prospectus Dated April 25, 2012

Registration No. 333-176434

May 7, 2012

This free writing prospectus relates only to the securities described in, and should be read together with, the preliminary prospectus dated May 7, 2012 (the “Preliminary Prospectus”) included in Amendment No. 4 to the registration statement on Form S-1 (Registration No. 333-176434). The following information supplements and updates the information contained in the preliminary prospectus dated April 25, 2012.

To review a filed copy of the Preliminary Prospectus included in Amendment No. 4 to the registration statement on Form S-1, click on the following link:

http://sec.gov/Archives/edgar/data/1528061/000104746912005414/a2209342zs-1a.htm

Expected price to public:	$10.00 to $12.00

Estimated Net Proceeds:	$106.8 million

Pro forma capitalization:

As adjusted to give effect to this offering, assuming a public offering price of $11.00 per share and our receipt of the estimated net proceeds of shares sold by us in this offering, our cash and cash equivalents would be $126.0 million, additional paid-in capital would be $222.0 million, our total shareholders’ equity would be $164.5 million and our total capitalization would be $520.0 million. The amount of cash and cash equivalents does not give effect to the use of approximately $22 million of cash as payment of the purchase price for the DFS Acquisition or our expected use of $45.5 million as payment of the purchase price for the Florida Acquisition. Giving effect thereto, the amount of cash and cash equivalents would be $58.5 million.

Dilution:

After giving effect to our receipt of approximately $106.8 million of estimated net proceeds (after deducting the underwriting discount and estimated offering expenses payable by us) from our sale of common shares in this offering at an assumed initial public offering price of $11.00 per share, which is the midpoint of the estimated range set forth on the cover of the preliminary prospectus dated May 7, 2012, our adjusted net tangible book value as of December 31, 2011 would have been approximately $(91.4) million or $(4.90) per common share. This amount represents an immediate increase in net tangible book value of $19.93 per common share to existing shareholders and an immediate dilution of $15.90 per common share to investors purchasing common shares in this offering at the assumed initial public offering price.

Based on an assumed initial public offering price of $11.00 per share before deduction of the underwriting discount and estimated expenses payable by us in connection with this offering, investors purchasing common shares in this offering will have contributed 51% of the total consideration paid for our common shares.

Pro forma weighted average basic shares outstanding:	13,163,132

Pro forma weighted average diluted shares outstanding:	13,790,573

Pro forma basic earnings per share:	$0.61

Pro forma diluted earnings per share:	$0.58

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request them by calling Credit Suisse Securities (USA) LLC at 800-221-1037.

The information presented in the preliminary prospectus dated April 25, 2012 is deemed to have changed to the extent affected by the changes described herein. This information does not purport to be a complete description of the securities or of the offering. Please refer to the Preliminary Prospectus for a complete description.